UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Univar Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

91336L107

(CUSIP Number)

Eu Jin Chua

Managing Director, Legal & Regulations

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

With Copies to:

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91336L107	Page 2 of 11

1.	Names of Reporting Persons. Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,636,684
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,636,684
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,636,684
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4% (1)
14.	Type of Reporting Person HC

(1)	Percentage calculation based on 137,934,515 shares of Common Stock reported as outstanding as of June 23, 2015, in the Issuer’s final prospectus on Form 424B4 filed with the Securities and Exchange Commission (the “SEC”) on June 19, 2015.

CUSIP No. 91336L107	Page 3 of 11

1.	Names of Reporting Persons. Tembusu Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,636,684
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,636,684
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,636,684
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4% (1)
14.	Type of Reporting Person HC

(1)	Percentage calculation based on 137,934,515 shares of Common Stock reported as outstanding as of June 23, 2015, in the Issuer’s final prospectus on Form 424B4 filed with the SEC on June 19, 2015.

CUSIP No. 91336L107	Page 4 of 11

1.	Names of Reporting Persons. Thomson Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,636,684
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,636,684
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,636,684
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4% (1)
14.	Type of Reporting Person HC

(1)	Percentage calculation based on 137,934,515 shares of Common Stock reported as outstanding as of June 23, 2015, in the Issuer’s final prospectus on Form 424B4 filed with the SEC on June 19, 2015.

CUSIP No. 91336L107	Page 5 of 11

1.	Names of Reporting Persons. Dahlia Investments Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,636,684
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,636,684
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,636,684 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4% (1)
14.	Type of Reporting Person CO

(1)	Percentage calculation based on 137,934,515 shares of Common Stock reported as outstanding as of June 23, 2015, in the Issuer’s final prospectus on Form 424B4 filed with the SEC on June 19, 2015.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Univar Inc. (the “Issuer”), a Delaware corporation with its principal executive offices located at 3075 Highland Parkway, Suite 200, Downers Grove, IL 60515.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed jointly on behalf of Temasek Holdings (Private) Limited (“Temasek”), a company incorporated under the laws of the Republic of Singapore, Tembusu Capital Pte. Ltd. (“Tembusu”), a company incorporated under the laws of the Republic of Singapore, Thomson Capital Pte. Ltd. (“Thomson”), a company incorporated under the laws of the Republic of Singapore, and Dahlia Investments Pte. Ltd. (“Dahlia”), a company incorporated under the laws of the Republic of Singapore. Dahlia is a wholly-owned subsidiary of Thomson, which is in turn a wholly-owned subsidiary of Tembusu, which is in turn a wholly-owned subsidiary of Temasek. Temasek, Tembusu, Thomson and Dahlia are collectively referred to hereinafter as the “Reporting Persons”.

The address of principal business and principal office of each Reporting Person is:

Temasek Holdings (Private) Limited

60B Orchard Road, #06-18 Tower 2,

The Atrium@Orchard

Singapore 238891

Tembusu Capital Pte. Ltd.

60B Orchard Road, #06-18 Tower 2,

The Atrium@Orchard,

Singapore 238891

Thomson Capital Pte. Ltd.

60B Orchard Road, #06-18 Tower 2,

The Atrium@Orchard,

Singapore 238891

Dahlia Investments Pte. Ltd.

60B Orchard Road, #06-18 Tower 2,

The Atrium@Orchard,

Singapore 238891

The principal business of each of Temasek, Tembusu, Thomson and Dahlia is investment holding.

Neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the person listed in Exhibit 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding each executive officer and director of each of the Reporting Persons is set forth in Exhibit 2 hereto and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds used by Dahlia to acquire the Common Stock herein described in the Dahlia Stock Purchase (as defined below) were obtained from working capital provided by Temasek.

ITEM 4. PURPOSE OF TRANSACTION

On June 23, 2015, the Issuer completed an initial public offering of 40,250,000 Shares (the “Initial Public Offering”).

In connection with the Initial Public Offering, the Issuer, Dahlia and Univar N.V., an entity controlled by certain investment funds affiliated with CVC Capital Partners Advisory (U.S.), Inc., entered into a Stock Purchase Agreement, dated as of June 1, 2015, as amended by the First Amendment to the Stock Purchase Agreement, dated as of June 19, 2015 (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, Dahlia purchased 17,636,684 shares of Common Stock from the Issuer and 5,000,000 shares of Common Stock from Univar N.V. in a private placement which closed on June 23, 2015, concurrently with the closing of the Initial Public Offering (both private placements together, the “Dahlia Stock Purchase”). The consummation of the Initial Public Offering was not conditioned upon the consummation of the Dahlia Stock Purchase. The consummation of the Dahlia Stock Purchase was conditioned upon the consummation of the Initial Public Offering. None of the shares of Common Stock sold in the Dahlia Stock Purchase were registered or sold in the Initial Public Offering.

Following the consummation of the Initial Public Offering and the Dahlia Stock Purchase, the Reporting Persons beneficially own an aggregate of 22,636,684 shares of Common Stock. The shares of Common Stock beneficially owned by Reporting Persons represent, in the aggregate, approximately 16.4% of the outstanding shares of Common Stock. See “Item 5. Interest in Securities of the Issuer.”

Concurrently with the consummation of the Initial Public Offering, the Issuer entered into a Fourth Amended and Restated Stockholders Agreement, dated June 23, 2015, (the “Stockholders Agreement”) with Dahlia, CD&R, Univar N.V. and the other stockholders party thereto. Pursuant to the Stockholders Agreement, Dahlia will have the right to nominate one director for so long as Dahlia owns at least 10% of the outstanding shares of Common Stock, (the “Dahlia Director Appointment Right”) CD&R and Univar N.V. will each be entitled to designate (i) three sponsor directors and three independent directors for so long as CD&R or Univar N.V., as applicable, owns at least 50% of the shares of Common Stock held by it or its affiliated funds on November 30, 2010, or any shares or other securities into which or for which such Shares may have been converted or exchanged in connection with any exchange, reclassification, dividend, distribution, stock split, combination, subdivision, merger, spin-off, recapitalization, reorganization or similar transaction (the “Original Shares”), (ii) two sponsor directors and one independent director for so long as CD&R or Univar N.V., as applicable, owns at least 25%, but less than 50%, of its Original Shares and (iii) one sponsor director for so long as CD&R or Univar N.V., as applicable, owns at least 5%, but less than 25%, of its Original Shares. CD&R will also have the right to nominate the chairman of the board of directors for so long as it owns at least 25% of its Original Shares. With respect to any vacancy of a director nominated by either CD&R, Univar N.V. or Dahlia, the applicable stockholder will have the right to nominate his replacement. For as long as CD&R, Univar N.V. and Dahlia have the right to designate a director, CD&R, Univar N.V. and Dahlia will be required to vote their shares of Common Stock in favor of all those persons nominated to serve as a director of the Issuer’s board of directors by the Issuer. In addition, Dahlia, CD&R and Univar N.V. are subject to certain restrictions on transfers of the Issuer’s shares (the “Restriction on Transfers”) under the Stockholders Agreement. Dahlia’s Director Appointment Right expires if Dahlia holds less than 10.0% shares of outstanding Common Stock of the Issuer and it will no longer be subject to the Restriction on Transfers once it holds less than 10% of outstanding Common Stock of the Issuer. The Stockholders Agreement also contains customary registration rights for the Shares of Common Stock held by CD&R, Univar N.V. and Dahlia, as well as customary information and access rights.

As a consequence of certain provisions of the Stockholders Agreement pertaining to the holding, voting and disposing of Common Stock, CD&R, Univar N.V. and the Reporting Persons may be deemed a “group” as such term is used in Regulation 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The aggregate number of shares of Common Stock beneficially owned collectively by CD&R, Univar N.V. and the Reporting Persons following the transactions described herein is 92,035,309, or 66.7% of the outstanding Common Stock of the Issuer. The stock ownership reported for the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by other parties to the Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of any Shares of Common Stock owned by the other parties to the Stockholders Agreement.

As of the date of this filing, Dahlia intends to designate Juliet Teo pursuant to the Dahlia Director Appointment Right to serve as the Dahlia’s nominee on the Issuer’s board of directors. In her capacity as director of the Issuer, Ms Teo or any successor Dahlia designee may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

The summaries of the Stock Purchase Agreement and Stockholders Agreement described in this Item 4 is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Stock Purchase Agreement, and Stockholders Agreement set forth in Exhibits 4A, 4B and 4C and incorporated in this Item 4 by reference.

The Reporting Persons purchased the Common Stock for investment purposes.

The Reporting Persons review their investment in the Issuer on a continuing basis. Depending on the overall market conditions, performance and prospects of the Issuer, other investment opportunities available to the Reporting Persons, and the market prices of the Common Stock and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities, or suggest or take a position with respect to the management, operations or capital structure, of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

As a part of the Reporting Persons’ process of reviewing their investment in the Issuer, the Reporting Persons may engage in communications with the Issuer’s directors, management, stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans, strategies or proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions described in the foregoing paragraph.

Any of the foregoing actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the purchase or sale of Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable state securities or “blue sky” laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) — (b) Temasek, through its ownership of Tembusu, may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned or deemed to be beneficially owned by Tembusu, Thomson and Dahlia.

Tembusu, through its ownership of Thomson, may be deemed to share voting and dispositive power over the 22,636,684 shares of Common Stock beneficially owned or deemed to be beneficially owned by Thomson and Dahlia.

Thomson, through its ownership of Dahlia, may be deemed to share voting and dispositive power over the 22,636,684 shares of Common Stock beneficially owned or deemed to be beneficially owned by Dahlia.

Dahlia is the direct beneficial owner of 22,636,684 shares of Common Stock.

The percentages of beneficial ownership of the Reporting Persons are based on 137,934,515 shares of Common Stock reported as outstanding as of June 23, 2015, in the Issuer’s final prospectus on Form 424B4 filed with the SEC on June 19, 2015.

As noted in Item 4 above, CD&R, Univar N.V. and the Reporting Persons may be deemed a “group” as such term is used in Regulation 13D under the Exchange Act. Neither CD&R nor Univar N.V. are included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of all shares of Common Stock held by CD&R and Univar N.V. As such, the beneficial ownership reported in this Item 5 excludes 69,398,625 shares of Common Stock held by CD&R and Univar N.V. as of the date of this Schedule 13D.

(c) Except as set forth in Item 3 and Item 4, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during the sixty days prior to the obligation to file this Schedule 13D. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are the subject of this Statement.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 4 above summarizes certain provisions of the Stock Purchase Agreement and the Stockholders Agreement and is incorporated herein by reference.

The summary of the Stock Purchase Agreement set forth in Item 4 is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Stock Purchase Agreement and the amendments thereto, which are set forth in Exhibits 4A and 4B, which are incorporated herein by reference.

The summary of the Stockholders Agreement set forth in Item 4 is generalized, does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, included as Exhibit 4C, which is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

Exhibit 2	Information regarding the Instruction C persons.

Exhibit 4A	Stock Purchase Agreement, dated as of June 1, 2015, among Univar Inc., Dahlia Investments Pte. Ltd., and Univar N.V. (incorporated by reference to Exhibit 10.65 to the seventh amendment to the Issuer’s registration statement that was filed on June 17, 2015).

Exhibit 4B	First Amendment to the Stock Purchase Agreement, dated as of June 19, 2015, among Univar Inc., Dahlia Investments Pte. Ltd., and Univar N.V..

Exhibit 4C	Fourth Amended and Restated Stockholders Agreement, dated June 23, 2015, among the Issuer, CD&R Univar Holdings L.P., Univar N.V., Dahlia Investments Pte. Ltd. and the other stockholders party thereto.

Exhibit 7	Joint Filing Agreement, dated as of July 6, 2015, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo

	Name:	Christina Choo

	Title:	Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Cheong Kok Tim

	Name:	Cheong Kok Tim

	Title:	Managing Director

THOMSON CAPITAL PTE. LTD.

By:	/s/ Poy Weng Chuen

	Name:	Poy Weng Chuen

	Title:	Director

DAHLIA INVESTMENTS PTE. LTD.

By:	/s/ Poy Weng Chuen

	Name:	Poy Weng Chuen

	Title:	Director